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SEC Mail Processing Section
JUN 08 2009
Washington, DC
121

SECUI 09041957 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 53043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IDX Derivatives, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 Park Avenue South
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jamie Cawley (212) 779-1600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Company, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane (Address) New York (City) NY (State) 10038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jamie Cawley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IDX Derivatives, LLC, as of December 31, 2008, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARCIA OFFICER
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NASSAU COUNTY
NO 01OF6204077
MY COMMISSION EXPIRES 04-13-2013

Signature

CEO

Title

6/5/09

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEONARD ROSEN & COMPANY, P.C.
Certified Public Accountants

(212) 227-1115

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITOR'S REPORT

The Member
IDX Derivatives, LLC

We have audited the accompanying statement of financial condition of IDX Derivatives, LLC as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of IDX Derivatives, LLC at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Leonard Rosen + Company, P.C.

New York, New York
February 18, 2009

IDX DERIVATIVES, LLC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and Cash Equivalents	$ 18,691
Receivable From Brokers or Dealers	13,895
Receivable From Parent	44,041
Fixed Assets, Net of Allowance for Depreciation of $49,067	2,933
	$ 79,560

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	$ 12,132
Payable to Parent	2,468
	14,600
Member's Equity	64,960
	$ 79,560

SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

IDX DERIVATIVES, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008

1. Nature of Business

IDX Derivatives, LLC (the "Company") is a Limited Liability Company engaged in the business of brokering corporate bonds and other debt instruments. The Company introduces the buyer and seller to a clearing broker who clears the trade. The Company has no risk in the eventual settlement of the trade. Under an agreement with the clearing broker, the Company is entitled to receive a share of the commissions charged. The Company is wholly owned by IDX Capital, LLC. The Company withdrew its broker/dealer registration on February 29, 2008. The withdrawal was rescinded on April 25, 2008.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

Commission income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

B. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash and cash equivalents.

C. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

D. Related Party Transactions

The Company has entered into a management agreement with its Managing Member wherein it is agreed that the Managing Member will provide managerial and administrative assistance. The office lease was entered into by the

Managing Member. The agreement provides for a monthly fee of $750 for the above services and rent reimbursement.

3. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for registered broker-dealers engaged in the business of corporate bond dealers. The Company introduces the buyer and seller of these instruments to a clearing broker for an agreed upon share of commissions.

The Company's exposure to credit risk is associated with non-performance of customers in fulfilling their contractual obligations with each other pursuant to securities transactions entered into.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2008, the Company's net capital of $12,123 was $ 7,123 in excess of its required net capital of $ 5,000. The Company's capital ratio was 120.4%.